United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

October 2017

Vale S.A.

Avenida das Américas, No. 700 – Bloco 8, Sala 218
22640-100 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes  ☐   No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes  ☐   No  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes  ☐   No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release
Signature Page

COMPANY	00233-VALE S.A.
PROCESS NUMBER	286
TYPE OF MEETING	SPECIAL SHAREHOLDER MEETING - PREFERRED
DATE OF MEETING	10/18/2017	TIME OF MEETING	17:00:00
ONLINE START DATE	9/18/2017	ONLINE END DATE	10/11/2017

RESOLUTION NUMBER	TYPE OF RESOLUTION	SITUATION	VOTE	TOTAL QUANTITY	PN
[1]	SIMPLE RESOLUTION	ACTIVE	APPROVE	113,316,433	113,316,433
[1]	SIMPLE RESOLUTION	ACTIVE	REJECT	25,144	25,144
[1]	SIMPLE RESOLUTION	ACTIVE	ABSTAIN	667,328	667,328

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ André Figueiredo
Date: October 17, 2017		Director of Investor Relations